UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On December 10, 2024, SHL Telemedicine Ltd. (the “Company”) announced that at the Special General Meeting of Shareholders of the Company held on December 10, 2024 (the “Meeting”), the sole proposal to elect Orna Carni as an external director of the Company, to serve for a term of three years commencing at the Meeting or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999, was approved by the shareholders. A copy of the press release issued by the Company on December 10, 2024, and announcing the election of Ms. Carni is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546), and its Registration Statement on Form 20FR12B/A filed with the Securities and Exchange Commission on March 28, 2023 (File No. 001-41641).

Exhibit	Description

99.1	Press release, dated December 10, 2024, announcing the results of the Special General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

By:	/s/ Amir Hai
Amir Hai
Chief Financial Officer

December 10, 2024